

Exhibit 99.1

UDR — Opening doors to the future®

Press Release

DENVER, CO – April 26, 2023

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR ANNOUNCES FIRST QUARTER 2023 RESULTS

UDR, Inc. (the "Company") (NYSE: UDR), announced today its first quarter 2023 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended March 31, 2023 are detailed below.

	Quarter Ended March 31				
Metric	**1Q 2023 Actual**	**1Q 2023 Guidance**	**1Q 2022 Actual**	**$ Change vs. Prior Year Period**	**% Change vs. Prior Year Period**
Net Income per diluted share	$0.09	$0.10 to $0.12	$0.04	$0.05	125%
FFO per diluted share	$0.59	$0.59 to $0.61	$0.54	$0.05	9%
FFOA per diluted share	$0.60	$0.59 to $0.61	$0.55	$0.05	9%
AFFO per diluted share	$0.57	$0.56 to $0.58	$0.51	$0.06	12%

- Same-Store ("SS") results for the first quarter 2023 versus the first quarter 2022 and the fourth quarter 2022 are summarized below.

	Concessions reflected on a **straight-line basis**:		Concessions reflected on a **cash basis**:	
SS Growth / (Decline)	**Year-Over-Year ("YOY"): 1Q 2023 vs. 1Q 2022**	**Sequential: 1Q 2023 vs. 4Q 2022**	**YOY: 1Q 2023 vs. 1Q 2022**	**Sequential: 1Q 2023 vs. 4Q 2022**
Revenue	9.6%	(0.3)%	8.2%	0.0%
Expense	5.1%	0.4%	5.1%	0.4%
Net Operating Income ("NOI")	11.7%	(0.6)%	9.5%	(0.2)%

- During the first quarter, the Company:
  - Completed construction of The MO, a $145.0 million, 300-home apartment community in Washington, D.C.
  - Achieved stabilization on two development communities; Vitruvian West Phase 3, a $74.0 million, 405-home apartment community in Dallas, TX; and The George Apartments, a $68.0 million, 200-home apartment community in Philadelphia, PA.

"Our first quarter results, including 9 percent FFOA per share growth and nearly 12 percent same-store NOI growth over the prior year period, demonstrate the strength of our strategy and platform," said Tom Toomey, UDR's Chairman and CEO. "We are optimistic on the growth trajectory and resiliency of our business moving forward and continue to focus on what we can control: disciplined capital allocation to opportunistically create shareholder value, new and innovative initiatives to drive further margin expansion, and an investment-grade balance sheet with well-laddered maturities and plentiful liquidity."

Outlook

For the full-year 2023, the Company has reaffirmed its prior FFOA per share, AFFO per share, and same-store growth guidance ranges. For the second quarter 2023, the Company has established the following guidance ranges[1]:

	2Q 2023 Outlook	1Q 2023 Actual	Full-Year 2023 Outlook	Full-Year 2023 Midpoint
Net Income per diluted share	$0.11 to $0.13	$0.09	$0.47 to $0.55	$0.51
FFO per diluted share	$0.60 to $0.62	$0.59	$2.44 to $2.52	$2.48
FFOA per diluted share	$0.60 to $0.62	$0.60	$2.45 to $2.53	$2.49
AFFO per diluted share	$0.54 to $0.56	$0.57	$2.22 to $2.30	$2.26
YOY Growth: concessions reflected on a <u>straight-line basis</u>:				
SS Revenue	N/A	9.6%	5.75% to 7.75%	6.75%
SS Expense	N/A	5.1%	4.0% to 5.5%	4.75%
SS NOI	N/A	11.7%	6.25% to 8.75%	7.50%
YOY Growth: concessions reflected on a <u>cash basis</u>:				
SS Revenue	N/A	8.2%	5.5% to 7.5%	6.50%
SS NOI	N/A	9.5%	6.0% to 8.5%	7.25%

[1] Additional assumptions for the Company's second quarter and full-year 2023 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

First Quarter 2023 Operating Results

In the first quarter, total revenue increased by $42.3 million YOY, or 11.8 percent, to $399.5 million. This increase was primarily attributable to growth in revenue from Same-Store communities and past accretive external growth investments.

"Stable demand for UDR apartment homes enabled us to achieve 3.5% blended lease rate growth during the first quarter, which was in-line with our expectations," said Mike Lacy, UDR's Senior Vice President of Operations. "Resident rent-to-income levels across our portfolio remain in-line with historical norms, and the relative affordability of apartments versus single family housing is as favorable as it has been at nearly any point over the past 20 years."

For the first quarter 2023, the Company recorded a residential bad debt reserve of $6.1 million, including $0.5 million for the Company's share from unconsolidated joint ventures, a decrease of $2.6 million versus the Company's bad debt reserve as of the end of the fourth quarter 2022. This compares to a quarter-end accounts receivable balance of $16.9 million, a decrease of $3.7 million versus the Company's accounts receivable balance as of the end of the fourth quarter 2022.

In the tables below, the Company has presented YOY and sequential Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

Summary of Same-Store Results in First Quarter 2023 versus First Quarter 2022

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	6.5%	2.1%	8.0%	32.1%	96.4%	(0.6)%
Mid-Atlantic	6.3%	2.8%	7.9%	21.2%	96.6%	(0.5)%
Northeast	8.8%	4.3%	11.3%	17.5%	97.1%	(0.3)%
Southeast	12.8%	9.8%	14.3%	13.8%	96.1%	(1.1)%
Southwest	10.6%	12.3%	9.6%	8.6%	96.6%	(0.5)%
Other Markets	6.7%	3.0%	8.2%	6.8%	97.0%	0.0%
Total (Cash)	**8.2%**	**5.1%**	**9.5%**	**100.0%**	**96.6%**	**(0.5)%**
Total (Straight-Line)	**9.6%**	**5.1%**	**11.7%**	**-**	**-**	**-**

[1]   Based on 1Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2]   Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in First Quarter 2023 versus Fourth Quarter 2022

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	0.2%	(4.6)%	1.8%	32.1%	96.4%	(0.1)%
Mid-Atlantic	0.4%	(0.6)%	0.8%	21.2%	96.6%	(0.3)%
Northeast	0.1%	5.0%	(2.3)%	17.5%	97.1%	0.0%
Southeast	(0.3)%	3.1%	(1.7)%	13.8%	96.1%	(0.5)%
Southwest	(0.7)%	5.7%	(4.2)%	8.6%	96.6%	(0.2)%
Other Markets	(1.3)%	(6.6)%	0.8%	6.8%	97.0%	0.4%
Total (Cash)	**0.0%**	**0.4%**	**(0.2)%**	**100.0%**	**96.6%**	**(0.1)%**
Total (Straight-Line)	**(0.3)%**	**0.4%**	**(0.6)%**	**-**	**-**	**-**

[1]   Based on 1Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2]   Weighted average Same-Store physical occupancy for the quarter.

Development Activity and Other Projects

During the first quarter, the Company completed construction of The MO, a $145.0 million, 300-home apartment community in Washington, D.C. Additionally, the Company achieved stabilization on two development communities; Vitruvian West Phase 3, a $74.0 million, 405-home apartment community in Dallas, TX; and The George Apartments, a $68.0 million, 200-home apartment community in Philadelphia, PA.

At the end of the first quarter, the Company's development pipeline totaled $187.5 million and was 41 percent funded. The Company's active development pipeline includes two communities, one each in the Addison submarket of Dallas, TX, and Tampa, FL, for a combined total of 415 apartment homes.

At the end of the first quarter, the Company's redevelopment pipeline of 1,623 apartment homes, which includes a densification project that features the addition of 30 new apartment homes at one community, totaled $88.6 million and was 35 percent funded.

Developer Capital Program ("DCP") Portfolio

At the end of the first quarter, the Company's commitments under its DCP platform totaled $479.7 million with a weighted average return rate of 9.7 percent and a weighted average estimated remaining term of 3.5 years.

Capital Markets and Balance Sheet Activity

"Our balance sheet remains in excellent shape with net Debt-to-EBITDAre at 5.7x and below pre-COVID levels, minimal committed forward funding obligations, strong next 3-year liquidity, and only 2 percent of total debt scheduled to mature through 2024, after excluding amounts on our commercial paper program," said Joe Fisher, UDR's President and Chief Financial Officer.

The Company's total indebtedness as of March 31, 2023 was $5.6 billion with no remaining consolidated maturities until 2024, excluding principal amortization and amounts on the Company's commercial paper program. As of March 31, 2023, the Company had $957.4 million of liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 13 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

In the table below, the Company has presented select balance sheet metrics for the quarter ended March 31, 2023 and the comparable prior year period.

Balance Sheet Metric	Quarter Ended March 31		
	1Q 2023	1Q 2022	Change
Weighted Average Interest Rate	3.25%	2.80%	0.45%
Weighted Average Years to Maturity[1]	6.3	7.4	(1.1)
Consolidated Fixed Charge Coverage Ratio	5.2x	5.3x	(0.1)x
Consolidated Debt as a percentage of Total Assets	33.0%	34.3%	(1.3)%
Consolidated Net Debt-to-EBITDAre	5.7x	6.4x	(0.7)x

(1)   If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would have been 6.5 years without extensions and 6.6 years with extensions for 1Q 2023 and 7.6 years with and without extensions for 1Q 2022.

ESG

As previously announced, during the quarter, the Company was named to Newsweek's annual list of America's Most Responsible Companies for the second consecutive year. Additionally, the Company was named to the list of America's Most JUST Companies by JUST Capital for the fifth consecutive year. These distinctions reflect the Company's comprehensive ESG program, innovative and adaptive culture, and commitment to corporate responsibility.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the first quarter 2023 in the amount of $0.42 per share, a 10.5 percent increase over the comparable period in 2022. The dividend will be paid in cash on May 1, 2023 to UDR common shareholders of record as of April 10, 2023. The first quarter 2023 dividend will represent the 202nd consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on April 27, 2023, to discuss first quarter results as well as high-level views for 2023. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through May 27, 2023, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13737748, when prompted for the passcode. A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplement will be available on the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, including as a result of COVID-19, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and DCP investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of March 31, 2023, UDR owned or had an ownership position in 58,411 apartment homes including 415 homes under development. For over 50 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.